FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 7, 2005, announcing that Registrant’s subsidiary, Spacenet Inc., has acquired all remaining shares of StarBand Communications Inc., not already owned by Gilat and plans to merge the operations of StarBand into Spacenet.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: March 8, 2005

Gilat Announces Acquisition of Remaining Shares of StarBand Communications Inc., Plans to Merge the Operations of StarBand into Gilat’s Spacenet Subsidiary

Merged operations will create integrated network solutions business with services portfolio for all markets from residential users to enterprise networks

Petah Tikva, Israel, March 7, 2005 – Gilat Satellite Networks, Ltd. (Nasdaq: GILTF) today announced that its subsidiary, Spacenet Inc., has acquired all remaining shares of StarBand Communications Inc., not already owned by Gilat and plans to merge the operations of StarBand into Spacenet. Terms of the transaction were not disclosed.

Gilat expects that the combined Spacenet and StarBand operations will be able to achieve greater efficiencies and economies of scale. Spacenet customers and current StarBand customers should not experience any interruptions or loss of service quality related to the merger.

StarBand sells satellite-based broadband services to residential, teleworker and small-office/home-office users directly and through its network of channel partners and agents in North America and the Caribbean. Spacenet provides satellite and hybrid terrestrial connectivity, application services and network management to multi-site enterprises, franchises and government users throughout the United States, including some of the world’s largest satellite-based networks.

Gilat Chairman and CEO Shlomo Rodav said, “We believe that this transaction is an important step forward in our efforts to grow Gilat’s services business unit. With Spacenet and StarBand operating together, we see a synergistic opportunity for growth and efficiency as one tightly integrated business serves the needs of all satellite network users in North America.”

“The merged operations significantly enrich our value proposition to both Spacenet and StarBand customers,” said Spacenet President and CEO Bill Gerety. “Spacenet will leverage StarBand’s scalable ISP infrastructure and affordable offerings to create new services for business customers. We will also be able to bring Spacenet’s enterprise-grade application services and network management offerings to StarBand’s customers. This is a powerful combination, and by integrating our offerings and applying best practices from our shared operational experience, we will be able to serve our residential, SOHO, small/medium business and enterprise customers better than ever before.”

About Spacenet
Spacenet Inc. provides satellite and hybrid terrestrial broadband networking solutions throughout North America under the Connexstar brand, and has more than 20 years experience in providing connectivity, application services, customer care and managed network services to enterprise and government customers. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About StarBand
For the past five years, StarBand Communications Inc. has been a leading provider of two-way, always-on, high-speed Internet access via satellite to residential and small office customers. Headquartered in McLean, Virginia, StarBand offers services throughout Canada, the United States, Puerto Rico, the U.S. Virgin Islands, and several Caribbean and Central American countries.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of satellite and hybrid telecommunication solutions and operations. Gilat operates under two business units, Gilat Network Solutions (GNS) and Gilat Network Operations (GNO). With over 500,000 Very Small Aperture Terminals (VSATs) shipped in more than 80 countries across six continents, GNS delivers satellite communication solutions to operators worldwide. GNO provides end-to-end enterprise and consumer networking as well as rural communication operations. Gilat’s headquarters is located in Petah Tikva, Israel, Spacenet operation center is in McLean, Virginia and rural operations centers are in Latin America. In addition, Gilat has 13 local offices and 5 service facilities worldwide.

Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products. Gilat SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
Ph. 954-435-3310, stan@schneidercom.com

Gilat Media Contact:
Shira Gafni, Marketing Manager
+972 3 925 2406; shira@gilat.com